Sit Mutual Funds
Investment Presentation
June 21, 2018

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
Phone: 800-332-5580
Fax: 612-342-2111
www.sitfunds.com

Sit Investment Associates

Outline of Presentation

I.   Organization

II.   U.S. Government Securities Fund

III.   Economic Outlook

IV.   Disclosures

Sit Investment Associates

I. Organization

Sit Investment Associates

Corporate Values and Goals
Established with the Founding of the Firm in 1981

Our Corporate Values

➢ To operate under the highest ethical and professional standards.

➢ To put our clients first in everything we do. We realize that the success of our clients results in our success.

➢ To maintain our uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our successful investment process.

➢ To always work hard for our clients, expending the effort they deserve in all aspects of the investment management and client reporting process.

Our Corporate Goals

➢ To provide superior investment management products for discriminating investors.

➢ To act as a "true extension" of the client's own operations, providing highly individualized services in an increasingly challenging investment environment.

➢ To control effectively our own destiny, avoiding imposed pressures for "growth," thereby allowing us to provide the services we believe our clients require and deserve.

Sit Investment Associates

Sit Mutual Funds
A Family of No-Load Mutual Funds
Specializing In Growth Equity Portfolios And Fixed Income

Our Mission Statement

The firm is dedicated to a single purpose: to be a premier investment management firm.

Sit Investment Associates, Inc. Total Assets Under Management
As of March 31, 2018: $13.8 Billion

- Equity $3.1 Billion
- Fixed Income $10.7 Billion

- Institutional Separate Accounts $10.9 Billion
- Sit Mutual Funds $2.8 Billion

History

1981
- Sit Investment Associates , Inc. is founded in Minneapolis by Eugene C. Sit. The company is one of the largest minority-owned advisory firms in the U.S.
- Sit Mutual Funds formed

1984
- Sit Fixed Income division formed to manage taxable and tax-exempt fixed income portfolios

1989
- Sit International division formed to manage international and global portfolios

Sit Investment Associates

Investment Philosophy

Equity Management

➢ To achieve superior long-term absolute and real returns through investing in growth-oriented investment opportunities.

➢ We invest primarily in high quality growth companies worldwide that have the potential to increase earnings at a faster rate than the representative economy and market index and are at reasonable valuation levels.

Fixed Income Management

➢ To attain consistent, superior risk-adjusted returns using a conservative investment style.

➢ We utilize investment grade securities, with special emphasis on fixed income securities that provide high interest income and stability of principal value.

Sit Investment Associates

Sit Investment Associates, Inc. Professionals

Equity

Name	Years of Investment Experience	Years With SIA
Roger J. Sit	27	20
Kent L. Johnson, CFA	25	29
Ronald D. Sit, CFA	33	33
David A. Brown, CFA	23	20
Denise A. Anderson, Ph.D.	20	9
Joseph R. Eshoo	23	10
Michael T. Manns	31	3
Michael C. Marzolf	19	1
Tasha M. Murdoff	18	22
Mark A. Pepper	19	14
Raymond E. Sit	26	26
Robert W. Sit, CFA	26	26
Michael J. Stellmacher, CFA	26	17
Stacey M. Curme	21	25
Ningning Tang, CFA	14	10
Bradley W. Meyer	15	17
Lee J. Feltman, CFA	10	10
Eric M. Manthe	6	13
Nicholas D. Tich	10	12
Samuel K. V. Krawczyk	4	4

Total Years Investment Experience 396 Years
Average Years Investment Experience 19.8 Years

Fixed Income

Name	Years of Investment Experience	Years With SIA
Roger J. Sit	27	20
Michael C. Brilley	49	33
Bryce A. Doty, CFA	26	22
Paul J. Jungquist, CFA, CPA	23	23
Mark H. Book, CFA, CMA	31	17
Christopher M. Rasmussen, CFA	15	18
Todd S. Emerson, CFA	23	11
Jessica A. Ersfeld, CFA	10	9
Michael C. Hubbard, CFA	12	6
Michael J. Reich, CFA	11	13
Kevin P. O'Brien, CFA	14	16
Jason B. Miller, CFA	9	4
Charles D. Officer, CFA	8	3
Andrew J. Tich	10	11
Nick F. Ochsner	6	0
Marci A. Lorge	33	29
Brian R. Gilbert	23	23

Total Years Investment Experience 337 years
Average Years Investment Experience 19.8 years

Sit Investment Associates

Sit Mutual Fund Offerings

Higher Risk
Higher Growth Potential

● Developing Markets Growth Fund

● Small Cap Growth Fund

● International Growth Fund

● Mid Cap Growth Fund

● Large Cap Growth Fund

● ESG Growth Fund

GROWTH

● Small Cap Dividend Growth Fund

● Global Dividend Growth Fund

● Dividend Growth Fund

● Balanced Fund

GROWTH
& INCOME

● Tax-Free Income Fund

● Minnesota Tax-Free Income Fund

● U.S. Government Securities Fund

● Quality Income Fund

INCOME

Lower Risk
Lower Growth Potential

Sit Investment Associates

8

II. U. S. Government Securities Fund

Investment Philosophy, Objective and Strategy

- **The Sit U.S Government Securities Fund ("Fund") seeks to attain consistent, superior risk-adjusted returns using a conservative investment approach. The objective is to provide high current income and safety of principal by investing exclusively in U.S. government securities which are issued, guaranteed or insured by the U.S. government or its agencies or instrumentalities.**

- **Fund managers search for securities providing high current income relative to yields currently available in the market. Considerations include their economic outlook, prepayment risk, yield, maturity and liquidity. Seasoned, high-coupon, mortgage pools with stable prepayment histories are favored. Managers attempt to maintain an average effective duration for the portfolio of approximately 1 to 4 years.**

Risk Management

Risk management is a very important factor in achieving the high risk-adjusted returns that the Fund seeks. Fund managers monitor portfolio interest rate related risks by measuring traditional durations based on bond maturities, and adjusted durations based on the expected average lives of individual securities. Fund managers do not substantially shift portfolio durations with the expectation that there is substantial value added from aggressive duration shifts.

Below is a list of the Fund's attributes for primary fixed income market risk measures:

- **Interest Rate Risk:** The Fund's duration is generally kept between 1 to 4 years.

- **Credit Risk:** Minimal. All securities are U.S. Treasury/Agency issues.

- **Prepayment Risk:** The mortgages favored by the Fund are seasoned, high coupon securities which have relatively stable and predictable prepayment characteristics. These securities tend to have relatively short durations and therefore do not have the price risk of more traditional MBS issues.

- **Yield Curve Risk:** Fund managers do not make "bets" on the expected shape of the yield curve. Managers seek strong risk-adjusted returns from an emphasis on income, not on the direction of interest rates.

- **Call Risk:** Minimal. The Fund rarely uses callable securities.

Sit Investment Associates

Average Annual Total Returns As Of March 31, 2018

	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield
Sit U.S. Government Securities Fund	**0.76**	**0.80**	**0.71**	**2.31**	**5.26**	**2.69**
Bloomberg Barclays Interm. Gov't Bond Index	-0.14	0.46	0.75	2.21	5.41	

The U.S. Government Securities Fund's inception was June 2, 1987.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Sit Investment Associates

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosures."

SIT U.S. GOVERNMENT SECURITIES FUND
SECTOR WEIGHTINGS

	12/11	12/12	12/13	12/14	12/15	12/16	12/17	03/18	Bloomberg Barclays Interm Gov't Index 3/18
U.S. Treasury Bonds	2 %	1 %	0 %	1 %	4 %	2 %	1 %	3 %	96 %
U.S. Agency Bonds	0	3	0	0	0	0	0	0	4
Agency CMO's	51	45	47	48	53	50	51	51	0
TIPS	0	0	0	0	0	0	0	0	0
Mortgage Pass-Through Securities	42	46	45	44	36	44	42	42	0
Asset Backed Securities	1	2	5	3	3	2	2	2	0
Cash	4	3	3	4	4	2	4	2	0
Totals	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %
Sit Gov't. Fund Quality	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	
Sit Gov't. Fund Duration (years)	1.9	2.1	2.1	1.3	1.0	1.2	2.3	**0.8**	
Bloomberg Barclays Interm. Gov't. Duration (years)	3.8	3.6	3.6	3.7	3.8	3.9	3.8	**3.8**	
Sit Gov't. Fund 30-Day SEC Yield	3.2 %	1.7 %	1.1 %	3.1 %	2.8 %	2.3 %	2.7 %	**2.7 %**	
Bloomberg Barclays Interm. Gov't. Yield	0.7 %	0.6 %	1.1 %	1.2 %	1.5 %	1.7 %	2.1 %	**2.5 %**	

Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Sit Investment Associates

Seasoned Mortgages Have Lower Prepayment Experience

High coupon seasoned mortgages exhibit the most stable prepayments.


% Constant Prepayment Rate (CPR)
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
Coupon
Sit 6.5% - 10%
FHLMC 4.5%
FHLMC 5.5%
FHLMC 6.5%
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
Sep-08
Mar-09
Sep-09
Mar-10
Sep-10
Mar-11
Sep-11
Mar-12
Sep-12
Mar-13
Sep-13
Mar-14
Sep-14
Mar-15
Sep-15
Mar-16
Sep-16
Mar-17
Sep-17
Mar-18
Sit (6.5%-10%)
FHLMC (4.5%)
FHLMC (5.5%)
FHLMC (6.5%)
Sit
FHLMC
Range of Volatility

Source: Sit Investment Associates, Inc.

SEASONED GOVERNMENT AGENCY MORTGAGES - SIMPLIFIED EXAMPLE

Coupon	Purchase Cost		Par		Premium Paid
6.00%	$113,000	—	$100,000	=	$13,000

ONE YEAR PROFIT / LOSS SCENARIOS

		Interest Received		Premium Loss		Profit	Profit / Cost
1)	Nobody refinances	$6,000	—	$0	=	$6,000	5.31%
2)	One-fifth is refinanced after 6 months	$5,400	—	$2,600	=	$2,800	2.48%
3)	Half is refinanced after 6 months	$4,500	—	$6,500	=	-$2,000	-1.77%
4)	All is refinanced after 6 months	$3,000	—	$13,000	=	-$10,000	-8.85%

Source: Sit Investment Associates, Inc.

Sit Investment Associates

SIT U.S. GOVERNMENT SECURITIES FUND
QUARTERLY RATES OF RETURN

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual		1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual
1987		1.00*	-1.07	6.14	6.05**	2002	0.72	2.33	1.87	0.77	5.79
1988	4.10	1.27	1.63	0.67	7.86	2003	0.53	0.23	0.00	0.42	1.19
1989	1.45	4.72	1.27	3.21	11.04	2004	1.52	-0.58	1.87	0.52	3.35
1990	0.32	4.02	1.44	4.83	10.97	2005	0.13	1.97	-0.17	0.55	2.49
1991	2.54	1.05	4.73	4.01	12.87	2006	0.09	0.43	2.33	1.26	4.13
1992	-0.77	3.50	2.13	0.52	5.43	2007	1.67	0.12	2.43	2.55	6.92
1993	2.77	1.90	1.26	1.23	7.34	2008	3.05	-0.17	0.99	1.19	5.13
1994	0.19	-0.02	1.07	0.51	1.77	2009	2.12	1.78	2.51	1.17	7.78
1995	2.85	3.26	1.98	2.95	11.50	2010	1.26	1.10	1.50	0.96	4.91
1996	0.42	0.66	1.69	2.14	4.99	2011	0.74	1.50	0.43	0.03	2.72
1997	0.00	3.00	3.04	1.95	8.19	2012	0.99	0.73	0.85	0.07	2.67
1998	1.39	1.70	2.34	0.94	6.52	2013	-0.27	-1.48	-0.35	0.01	-2.08
1999	0.00	0.04	0.85	0.47	1.37	2014	0.63	0.35	0.60	0.62	2.22
2000	1.53	1.72	2.19	3.42	9.15	2015	0.78	-0.08	0.50	0.21	1.42
2001	2.63	1.59	3.17	0.91	8.56	2016	0.99	0.72	0.18	-1.19	0.69
						2017	-0.23	0.45	0.21	0.35	1.33
						2018	-0.25	-	-	-	-0.25

* Return is from 6/2/87 through 6/30/87

** Return is from 6/2/87 through 12/31/87

Sit Investment Associates

Sit U.S. Government Securities Fund Historic NAV and 12-Month Distribution Rate

Sit U.S. Gov't Securities Fund Historic NAV


12.0
11.0
10.0
9.0
NAV ($)
$10.80
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14
Dec-15
Dec-16
Dec-17

Sit U.S. Gov't Securities Fund 12-Month Distribution Rate


10.0
8.0
6.0
4.0
2.0
0.0
Yield (%)
1.67%
Dec-88
Dec-89
Dec-90
Dec-91
Dec-92
Dec-93
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14
Dec-15
Dec-16
Dec-17

The 30-Day SEC Yield as of 3/31/18 was 2.69%

Source: Sit Investment Associates, Inc.

The **30-Day SEC Yield** reflects the rate at which the Fund is earning income on its current portfolio of securities, while the **Distribution Rate** reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosures."

HISTORIC INTEREST RATE LEVELS

10-Year U.S. Treasury

10 Year Treasury Yield (Highlighting 7 Bear Markets) - 12/31/91 - 3/31/18



Source: Sit Investment Associates Inc.

Total Returns by Calendar Year

	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	1Q2018
Sit U.S. Gov't. Securities Fund	7.34	1.77	11.50	4.99	8.19	6.52	1.37	9.15	8.56	5.79	1.19	3.35	2.49	4.13	6.92	5.13	7.78	4.91	2.72	2.67	-2.08	2.22	1.42	0.69	1.33	-0.25
Bloom. Barc. Inter. Gov't. Bond Index	8.17	-1.75	14.41	4.06	7.72	8.49	0.49	10.47	8.42	9.64	2.29	2.33	1.68	3.84	8.47	10.43	-0.32	4.98	6.08	1.73	-1.25	2.52	1.18	1.05	1.14	-0.73

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance.

Sit Investment Associates

III. Economic Outlook

2 and 5 Year U.S. Treasury Rates vs. Fed Funds Rate



Source: Bloomberg, April, 2018

Sit Investment Associates

Unemployment Rate – Back to Pre-Crisis Levels



Unemployment Rate, Seasonally Adjusted

Underemployment 7.8%

Unemployment 3.9%

— Official Unemployment Rate

— Plus part-time for economic reasons, discouraged workers & marginally attached to labor force

Source: Bloomberg, April, 2018

CONFIDENCE IS HIGH

Consumer Confidence Above Pre-Crisis Levels – Highest Level Since 2000



Consumer Confidence

1985 = 100

Source: Bloomberg, April, 2018

Inflation is Near Fed's Target

Consumer Price Index



——— Core CPI Index (Monthly Year-Over-Year)

Source: Bloomberg, April, 2018

Rising Employment Cost Index (ECI) Historically Associated with Fed Hikes



Employment Cost Index

Source: Bloomberg, March 2018

Sit Investment Associates

CONFERENCE BOARD US LEADING INDEX

U.S. LEADING INDICATOR

April 2018: 109.4



2016 = 100

Source: The Conference Board, March, 2018

FEDERAL RESERVE BALANCE SHEET

As of May 23, 2018



Assets on the Federal Reserves Balance Sheet

Source: Congressional Budget Office

FEDERAL DEBT OUTSTANDING

As of April 30, 2018

Debt Outstanding ($ in Trillions)



Debt in Trillions (subject to limit)

Statutory Debt Limit (Ceiling)

Source: U.S. Department of the Treasury Bureau of the Public Debt

Sit Investment Associates

WHO WILL FILL THE VOID?

Cumulative Additional Bond Supply From Fed Balance Sheet Normalization



Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosures."

IV. Disclosures

Sit Investment Associates

Disclosure Page

Mutual fund investing involves risk; principal loss is possible. There is no guarantee that a Fund's objectives will be achieved, and the market value of securities held by a Fund may fall or fail to rise. Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. More information on the risks specific to each Fund is included in each Fund's prospectus. Prospectuses may be obtained by calling Sit Mutual Funds at 800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing.

Risks specific to Sit U.S. Government Securities Fund
Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Index Descriptions
The **Barclays Intermediate Government Index** is a sub-index of the Bloomberg Barclays Government Bond Index covering issues with remaining maturities of three to five years. The **Bloomberg Barclays Government Bond Index** measures the performance of securities of the U.S. Government, including public obligations of the U.S. Treasury of one year or more, and publicly issued debt of U.S. Government agencies, quasi-federal corporations, and corporate or foreign debt guaranteed by the U.S. Government. It is not possible to invest directly in an index.

Sit Investment Associates

Disclosure Page

Definition of Terms

Free Cash Flow Margin is a measure of financial performance expressed as a percentage, and is calculated as free cash flow (FCF) divided by revenue. FCF represents the cash that a company is able to generate after paying for required capital expenditures. Generally, the higher the percentage, the more cash a company has for paying dividends, reducing debt or for other purposes.

Effective duration is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Constant Prepayment Rate (CPR) measures mortgage prepayments as a percentage of the current outstanding mortgage pool balance. A 10% CPR means that 10% of the mortgage pool's balance is likely to prepay over the next year.

Yield to Worst is the lower of either the yield to maturity or yield to call. It is the lowest possible yield an investor will receive without a default occurring.

Constant Prepayment Rate (CPR) measures the rate at which loans (mortgages for example) are paid back. For example, a 10% CPR means that 10% of the outstanding principal is expected to be paid back during the period. Higher prepayment rates mean the loan(s) is being paid back at a faster rate, and in times of declining interest rates this may lower an investor's total return as the returned principal may have to be reinvested in lower-yielding securities.